Exhibit 12.1

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		Year ended December 31, (1)					Nine months ended on September 30, 2003 (2)
		1998	1999	2000	2001	2002
	Mexican GAAP:

	Income before income tax and employee profit sharing	30,436,884	37,587,012	40,227,230	42,479,229	33,147,498	25,749,041

Plus:	Fixed charges :
	Interest expense	12,109,885	11,866,138	11,023,192	7,396,079	6,045,553	4,309,958

	Earnings under Mexican GAAP	42,546,769	49,453,150	51,250,422	49,875,308	39,193,051	30,058,999

	Mexican GAAP:
Less:	Employee profit sharing	3,168,114	2,996,228	3,648,579	3,155,267	3,002,272	1,774,831

Plus:	US GAAP:
	Total US GAAP adjustments, net	(420,800)	(1,184,781)	(2,054,427)	(3,454,935)	(1,807,738)	(602,583)
Less:	Deferred income tax	(1,856,851)	(414,518)	(752,354)	(56,278)	(281,955)	(19,136)
Less:	Interest capitalized during the period	342,433	493,194	560,698	636,136	372,546	80,466
Less:	Depreciation of capitalized interest	(692,751)	(576,417)	(508,825)	(510,279)	(478,764)	(394,346)

	US GAAP adjustments without deferred income tax and capitalized interest	1,786,369	(687,040)	(1,353,946)	(3,524,514)	(1,419,565)	(269,567)

	Earnings under US GAAP	41,165,024	45,769,882	46,247,897	43,195,527	34,771,214	28,014,601

	Fixed charges:
	Interest expense under US GAAP	11,767,452	11,372,944	10,462,494	6,759,943	5,673,007	4,229,492
Plus:	Interest capitalized during the period	342,433	493,194	560,698	636,136	372,546	80,466

	Fixed charges under US GAAP	12,109,885	11,866,138	11,023,192	7,396,079	6,045,553	4,309,958

	Mexican GAAP	3.5	4.2	4.6	6.7	6.5	7.0

	US GAAP	3.4	3.9	4.2	5.8	5.8	6.5

(1)	Constant pesos as of December 31, 2002.
(1)	Constant pesos as of September 30, 2003.